David W. Keaveney
                                    President
                         Meiguo Acquisition Corporation
                     28248 North Tatum Blvd., Suite B-1-434
                            Cave Creek, Arizona 85331
                                 (619) 822-2800

                                January 13, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549

Attention: Ms. Barbara C. Jacobs
           Assistant Director

     Re: Meiguo Acquisition Corp.
         Registration Statement of Form 10
         Filed October 27, 2009
         File No. 000-53807

Dear Ms. Jacobs:

     This letter is in response to your letter of November 23, 2009, to the undersigned, regarding the above referenced matter. I have restated numbered comments 2-13 in your letter and have included my response to such comments immediately following such restated numbered comments.

Business, page 1

2. PLEASE PROVIDE AN UP-FRONT DISCUSSION OF YOUR CURRENT LIQUIDITY POSITION SO THAT INVESTORS BETTER UNDERSTAND YOUR FINANCIAL CONDITION. INCLUDE IN YOUR DISCUSSION THAT YOU HAVE A GOING CONCERN QUALIFICATION.

     Response:

     We have amended the Form 10 to state in Item 1. BUSINESS under the heading "Business Development" that we have no cash and that our auditor issued a going concern qualification to its report. We have also added a new risk factor entitled "Our independent auditor has raised doubt about our ability to continue as a going concern."

3. WE NOTE IN YOUR DISCLOSURE THAT MANAGEMENT HAS NOT HAD ANY PRELIMINARY CONTACT OR DISCUSSIONS WITH ANY REPRESENTATIVE OF ANY OTHER ENTITY REGARDING A BUSINESS COMBINATION. TELL US WHAT STEPS, IF ANY, YOU HAVE TAKEN TO EFFECTUATE A BUSINESS COMBINATION. IN THIS REGARD, CONSIDER EXPANDING YOUR DISCUSSION AS TO HOW THE COMPANY INTENDS TO SEARCH FOR A TARGET COMPANY.

     Response:

     We have amended the Form 10 to state in Item 1. BUSINESS under the heading "Form of Acquisition" the following disclosure:

     "Although our management has not taken any preliminary steps to consummate a business combination, we anticipate beginning our search for viable business combination targets once we become a fully reporting company with the U.S. Securities and Exchange Commission. We believe there are many valuable resources we can reach out to in order to identify potential targets including, but not limited to, business brokers, networking web sites, conferences, business professionals and direct contacts by our management with business owners with whom Mr. Keaveney is familiar."

Reports to Security Holders, page 4

4. PLEASE NOTE THAT OUR ADDRESS HAS CHANGED. THE PUBLIC REFERENCE ROOM IS NOW LOCATED AT 100 F. STREET, NE, ROOM 1580, WASHINGTON, DC 20549. PLEASE REVISE YOUR DISCLOSURE ACCORDINGLY.

     Response: We have amended the Form 10 to update the above address.

Risk Factors, page 4

5. THE CAPTIONS IN THIS SECTION SHOULD CONCISELY DESCRIBE THE RISK TO INVESTORS THAT RESULTS FROM THE UNCERTAINTY OR CIRCUMSTANCES THAT AFFECT YOUR BUSINESS. FOR EXAMPLE, CAPTIONS: "THERE MAY BE CONFLICTS OF INTEREST BETWEEN OUR MANAGEMENT AND OUR NON-MANAGEMENT STOCKHOLDERS" AND "OUR CERTIFICATE OF INCORPORATION AUTHORIZES THE ISSUANCE OF PREFERRED STOCK" FAIL TO HIGHLIGHT FOR INVESTORS THE RISKS THAT YOU ARE IDENTIFYING. EACH DISTINCT RISK SHOULD BE CONCISELY IDENTIFIED IN A CAPTION AND DISCUSSED IN THE RELATED PARAGRAPH. GENERIC OR VAGUE FORMULATIONS OF THE RESULTING RISKS, SUCH AS "WOULD ADVERSELY AFFECT OUR OPERATIONS" SHOULD BE AVOIDED. REVISE THROUGHOUT.

     Response: We believe that we have revised the Risk Factors section of our Form 10 to concisely identify each distinct risk in a caption and discuss the risks in the related paragraphs and, in fact, have added some new risk factors to this section.

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
6. PLEASE ADD A RISK FACTOR THAT DISCLOSES TO INVESTORS THAT AS A "BLANK CHECK" COMPANY, ANY OFFERING BY YOU WOULD HAVE TO COMPLY WITH RULE 419 UNDER THE SECURITIES ACT OF 1933 AND EXPLAIN THE IMPACT OF ITS APPLICATION TO AN OFFERING.

     Response: We have amended our Form 10 by adding a risk factor that discloses to investors that as a "blank check" company, any offering by us would have to comply with Rule 419 under the Securities Act of 1933 and will explain its application to an offering.

There is Competition for Those Private Companies ...page 5

7. YOU STATE THAT YOU ARE IN A HIGHLY COMPETITIVE MARKET FOR A SMALL NUMBER OF BUSINESS OPPORTUNITIES WHICH COULD REDUCE THE LIKELIHOOD OF CONSUMMATING A SUCCESSFUL BUSINESS COMBINATION. CONSIDER EXPANDING YOUR DISCUSSION OF YOUR COMPETITIVE POSITION. INCLUDE WHY YOU BELIEVE YOUR COMPANY WOULD BE ATTRACTIVE TO A PRIVATE OPERATING COMPANY IN BECOMING PUBLIC BY MERGING WITH YOU, AS OPPOSED TO FILING ITS OWN FORM 10 REGISTRATION STATEMENT UNDER THE EXCHANGE ACT. SEE ITEM 101(H)(4)(IV) OF REGULATION S-K. IN YOUR EXPLANATION, TAKE INTO ACCOUNT THAT A PRIVATE COMPANY WOULD HAVE TO PROVIDE YOU INFORMATION, AS WELL AS YOUR OBLIGATION TO FILE A FORM 8-K IN CONNECTION WITH A TRANSACTION THAT RESULTED IN A CHANGE OF CONTROL.

     Response:

     We have amended our Form 10 by adding a new risk factor entitled "There are relatively low barriers to becoming a blank check company or shell company, thereby increasing the competition for a small number of business opportunities." We have also amended the risk factor entitled "There is competition for those private companies suitable for a merger transaction of the type contemplated by our management" by adding the following statement:

     "In reality, it might be more feasible for a privately held company to file its own Form 10 registration statement to become a fully reporting company than to give up ownership to the Company by entering into a business combination with us."

     In addition, we have added by amendment a new section entitled "Competitive Conditions" in Item 1. BUSINESS.

Management's Plan of Operation, page 10

8. WE NOTE THAT YOU ANTICIPATE DURING THE NEXT TWELVE MONTHS, INCURRING COSTS RELATED TO THE FILING OF EXCHANGE ACT REPORTS AND COSTS ASSOCIATED WITH CONSUMMATING AN ACQUISITION. PLEASE QUANTIFY, TO THE EXTENT POSSIBLE, THE FEES ASSOCIATED WITH THE FILING OF EXCHANGE ACT REPORTS AND CONSUMMATING AN ACQUISITION, TO HELP INVESTORS BETTER UNDERSTAND YOUR FINANCIAL CONDITION. SIMILARLY, WE NOTE YOUR DISCLOSURE ON PAGE 4 THAT YOU ANTICIPATE SUBSTANTIAL COSTS FOR ACCOUNTANTS, ATTORNEYS AND OTHERS, ASSOCIATED WITH INVESTIGATING SPECIFIC BUSINESS OPPORTUNITIES, AND THE NEGOTIATION, DRAFTING, AND EXECUTION OF RELEVANT AGREEMENTS. PLEASE QUANTIFY THESE COSTS, TO THE EXTENT POSSIBLE, IN YOUR DISCLOSURE UNDER MANAGEMENT'S PLAN OF OPERATIONS, TO HELP INVESTORS BETTER UNDERSTAND YOUR FINANCIAL CONDITION.

     Response:

     We have amended our Form 10 by quantifying the estimated costs identified in Management's Plan of Operations and by adding a disclosure that Mr. Keaveney will provide the funds to pay the costs associated with our filing of exchange Act reports during the next 12 months and that we will require any target company with whom we enter into a business combination transaction to pay the costs associated with the business combination.

9. FURTHER, YOU STATE THAT YOU BELIEVE YOU WILL BE ABLE TO MEET BOTH THESE ANTICIPATED EXPENSES THROUGH THE USE OF FUNDS IN YOUR TREASURY AND ADDITIONAL AMOUNTS TO BE LOANED TO OR INVESTED IN YOU BY YOUR STOCKHOLDERS. PLEASE CLARIFY HOW AND TO WHAT EXTENT YOU WILL BE ABLE TO USE THESE FUNDS IN YOUR TREASURY. PLEASE DISCLOSE HOW YOU PLAN TO PAY FOR SUCH EXPENSES IN THE EVENT YOUR MAJORITY SHAREHOLDERS CHOOSE NOT TO PAY THOSE EXPENSES ON YOUR BEHALF. WE NOTE ON PAGE 14 THAT MR. KEAVENEY HAS COMMITTED TO TAKING THE RESPONSIBILITY FOR ALL EXPENSES INCURRED BY THE COMPANY THROUGH COMPLETION OF A BUSINESS COMBINATION. IF THIS AGREEMENT WAS EXECUTED PURSUANT TO A WRITTEN DOCUMENT, PLEASE FILE THAT DOCUMENT AS AN EXHIBIT TO YOUR NEXT AMENDMENT.

     Response:

     See our response to Comment # 8, above. We have not entered into a written document with Mr. Keaveney about his verbal commitment to provide funds for meeting our anticipated expenses.

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
Directors and Executive Officers, page 12

10. WE NOTE THAT IN YOUR DISCLOSURE ON PAGE 4, YOU STATE THAT MR. KEAVENEY IS CURRENTLY INVOLVED WITH OTHER BLANK CHECK COMPANIES. PLEASE DISCLOSE ANY PRIOR INVOLVEMENT IN THE FORMATION, REGISTRATION, OR OPERATION OF OTHER BLANK CHECK COMPANIES AND IDENTIFY THE ENTITIES WITH WHICH HE WAS OR IS CURRENTLY INVOLVED WITHIN THE PAST FIVE YEARS. SEE ITEM 401(E)(1) OF REGULATION S-K. WE NOTE THAT IN RECENT PRESS RELEASES, MR. KEAVENEY APPEARS TO BE ASSOCIATED WITH VARIOUS OTHER ENTITIES, INCLUDING AXIA GROUP, INC. AND/OR YANA PHILANTHROPY GROUP, HIRU CORPORATION, AND SHAREHOLDER ADVOCATES, LLC. ALSO, PLEASE CLARIFY WHETHER MR. KEAVENEY RECEIVED A DEGREE FROM HARVARD, AS YOUR CURRENT DISCLOSURE IS UNCLEAR.

     Response:

     We have amended our Form 10 under Item 5 DIRECTORS AND EXECUTIVE OFFICERS to disclose Mr. Keaveney's involvement with other blank check companies and to disclose his relationship with the above companies. However, Mr. Keaveney is no longer involved in any way with Yana Philanthropy Group. Yana Philanthropy Group previously entered into a letter of intent with Axia Group, Inc. Yana Philanthropy Group failed to comply with certain conditions of the letter of intent and the letter of intent expired by its own terms.

Executive Compensation, page 13

11. YOU STATE THAT MR. KEAVENEY HAS NOT RECEIVED ANY COMPENSATION FOR HIS SERVICES RENDERED TO THE COMPANY SINCE INCEPTION. HOWEVER, WE NOTE THAT ON PAGE 14, MR. KEAVENEY RECEIVED 25 MILLION SHARES OF RESTRICTED COMMON STOCK IN EXCHANGE FOR DEVELOPING YOUR BUSINESS CONCEPT AND PLAN, AMONG OTHER ITEMS, ON OCTOBER 8, 2008. TELL US WHAT CONSIDERATION YOU GAVE TO DISCLOSING THIS TRANSACTION IN THE EXECUTIVE COMPENSATION SECTION.

     Response:

     Originally, Mr. Keaveney treated his acquisition of 25 million shares of common stock simply as a purchase of founders stock in exchange for his payment of certain expenses related to the organization of the registrant and services rendered in such organization, and he inadvertently did not disclose this transaction under the executive compensation section. However, the Form 10 has been amended to reflect this transaction in Item
     6. EXECUTIVE COMPENSATION and in footnote (1) to the table in Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

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
Holders page 18

12.  WE NOTE THAT YOU HAVE INCLUDED DISCLOSURE REGARDING RULE 504 OF REGULATION
     D. TELL US WHY YOU HAVE INCLUDED THIS PARAGRAPH IN YOUR FILING, WHEN RULE 504 IS NOT AVAILABLE TO A COMPANY SUBJECT TO THE REPORTING REQUIREMENTS OF
     SECTION 13 OR 15(D) OF THE EXCHANGE ACT.

     Response:

     We included this disclosure because prior to our becoming a company subject to the reporting requirements of Section 13 or 15(d) of the exchange Act, Rule 504 was available to us. However, in light of your comment, we have delete this paragraph by amendment to our Form 10.

Report of Independent registered Public Accounting Firm, page F-1

13. PLEASE REVISE THE REPORT OF THE COMPANY'S INDEPENDENT REGISTERED ACCOUNTING FIRM AS FOLLOWS:

     * CORRECT THE INCEPTION DATE OF THE FINANCIAL STATEMENTS FROM OCTOBER 9, 2009 TO OCTOBER 8, 2008; AND
     * PROVIDE THE INDEPENDENT AUDITOR'S OPINION WITH RESPECT TO THE COMPANY'S STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY PURSUANT TO
          ARTICLE 2-02(C) OF REGULATION S-X.

     Response: By amendment to our Form 10, we have included amended financial statements correcting the inception date of the financial statements from October 9, 2009 to October 8, 2008; and providing our independent auditor's opinion with respect to the company's statement of changes in stockholder's equity pursuant to Article 2-02(c) of Regulation S-X.

     If you have any questions related to this letter or Amendment No. 1 to our Form 10, please contact our special securities counsel, David E. Wise, Esq., directly. Mr. Wise's contact information is as follows:

                           David E. Wise
                           Attorney at Law
                           8794 Rolling Acres Trail
                           Fair Oaks Ranch, Texas 78015
                           Telephone: (830) 981-8165
                           Facsimile: (210) 579-1775

Sincerely,

Meiguo Acquisition Corp.


By: /s/ David W. Keaveney
   ------------------------------
   David W. Keaveney
   President

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